SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
English press release entitled, “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 26, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

June 26, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Filing of Extraordinary Report

TOKYO, Japan – June 26, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 51st General Meeting of Shareholders of ORIX Corporation held on June 24, 2014 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 24, 2014

(2)	Matters Resolved

Election of 13 Directors

Messrs. Makoto Inoue, Haruyuki Urata, Tamio Umaki, Kazuo Kojima, Yoshiyuki Yamaya, Takeshi Sasaki, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Ms. Eiko Tsujiyama were reelected and reappointed as Directors, and Messrs. Katsunobu Kamei and Hideaki Takahashi were newly elected and appointed as Directors.

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(3)	Number of voting rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the requirements for Approval and voting results thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Election of 13 Directors
Makoto Inoue	9,709,473	94,036	57,432	98.29	Approved
Haruyuki Urata	9,553,333	119,589	188,016	96.71	Approved
Tamio Umaki	9,557,389	115,533	188,016	96.75	Approved
Kazuo Kojima	9,557,576	115,346	188,016	96.75	Approved
Yoshiyuki Yamaya	9,557,586	115,336	188,016	96.75	Approved
Katsunobu Kamei	9,591,239	81,683	188,016	97.09	Approved
Hideaki Takahashi	9,590,728	82,194	188,016	97.09	Approved
Takeshi Sasaki	9,703,342	107,606	49,993	98.23	Approved
Eiko Tsujiyama	9,692,272	118,743	49,926	98.11	Approved
Robert Feldman	9,725,256	85,692	49,993	98.45	Approved
Takeshi Niinami	9,721,920	89,028	49,993	98.41	Approved
Nobuaki Usui	9,725,768	85,180	49,993	98.45	Approved
Ryuji Yasuda	9,703,103	107,845	49,993	98.22	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows;

•	Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy and of officers, etc. present, has been counted.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2013 – March 31, 2014.”

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